Exhibit 99.1

Trina Solar Announces Second Quarter 2015 Results

CHANGZHOU, China, Aug. 18, 2015 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the second quarter of 2015.

Second Quarter 2015 Financial and Operating Highlights

•                  Total module shipments from the Company’s manufacturing facilities were 1,231.6 MW, consisting of 1,000.7 MW of external shipments and 230.9 MW of shipments to the Company’s own downstream PV power projects, an increase of 20.0% sequentially and 30.6% year-over-year. This compares to the Company’s guidance of 1,100 MW to 1,140 MW of total module shipments.

•                  Total 121.3 MW of PV power projects connected to the grid in the second quarter, compared with the Company’s guidance of 65 MW to 70 MW.

•                  Net revenues were $722.9 million, an increase of 29.5% from the first quarter of 2015 and 39.2% from the second quarter of 2014.

•                  Gross margin was 20.0%, compared with 18.0% in the first quarter of 2015 and 15.4% in the second quarter of 2014.

•                  Operating income was $60.7 million, an increase of 108.1% from the first quarter of 2015 and 286.5% from the second quarter of 2014.

•                  Net income was $43.1 million, an increase of 174.8% from the first quarter of 2015 and 317.8% from the second quarter of 2014.

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.42, compared with $0.16 in the first quarter of 2015 and $0.14 in the second quarter of 2014.

•                  The Company raised its guidance for 2015 total PV module shipments to 4.9 GW to 5.1 GW from its original guidance of 4.4 GW to 4.6 GW, of which 700 MW to 800 MW of PV modules will be shipped to the Company’s PV power projects. The total shipment volume represents an increase of 33.9% to 39.3% from 2014.

“We achieved our second straight quarter of record results and our strongest quarter ever for both upstream and downstream in almost all financial and operating metrics,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “We not only beat the high end of our guidance with record module shipments of 1.23 GW and project connections of 121.3 MW, we also experienced strong top-line and bottom-line growth and improved fundamentals while focusing on profitable growth. We achieved this result with a combination of cost reductions through continued improvements in supply chain management, technological development, and strategic deployment of our resources in promising and fast-growing markets.”

“Demand in the global solar markets continues to trend upwards, led by China, the U.S. and India in the second quarter. Our asset-light capacity expansion, cooperation with diverse partners in China and overseas, and efficient supply chain management have enabled us to maintain flexibility on the manufacturing side and capture both upstream and downstream growth opportunities while maintaining a strong balance sheet. We believe these strategic measures, along with our industry-leading production scale and cost leadership, have positioned us well during a period of industry consolidation.”

“Our dedication to technological development continues to generate exciting results, including the early trials of highly efficient cells using advanced interdigitated back contact (IBC) technology. The scientists and researchers at our State Key Laboratory of PV Science and Technology have built a pilot-line of the first low-cost industrial versions of IBC cells, which have reached a market-leading efficiency of 23.1% and have an average efficiency of greater than 22%. We will continue to develop new technology for particular climates and specific applications, as well as smarter PV products, as we work to reduce the levelized cost of electricity.”

“In our downstream business, we far exceeded our goal for the quarter by connecting 121.3 MW of projects to the grid, including 31.3 MW of distributed generation (“DG”). We were able to do this by quickly responding to changing market trends, providing superior project execution capabilities, and leveraging diversified funding channels. With our first mover advantage among Chinese module players in the DG sector, and our prominence in the upstream business, we are well positioned to be a leading player in the DG segment, which has the potential to become the fastest-growing segment in the Chinese solar market in the coming years.”

“Looking ahead, we are expecting a historically strong year in the global solar market. China is poised to generate even greater demand as the Chinese government made renewable energy a top priority and is strongly committed to achieving its 2015 grid connection target. I am confident that with our leading technology, strong brand name and superior products, we will further solidify our market leading position. We are well positioned to capitalize on strong global demand, outpace growth in the sector, and become a first class project operator and developer while remaining a leading module manufacturer. Given our solid visibility for the second half, we are confident that we will meet our revised full year module shipment guidance of 4.9 GW to 5.1 GW, which will be over 10% greater than our previous forecast of 4.4 GW to 4.6 GW.”

Second Quarter 2015 Results

Net Revenues

Net revenues were $722.9 million, an increase of 29.5% sequentially and 39.2% year-over-year. Total shipments were 1,231.6 MW, consisting of 1,000.7 MW of external shipments, which were recognized in revenue, and 230.9 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,026.2 MW, consisting of 891.7 MW of external shipments and 134.5 MW of internal shipments, in the first quarter of 2015 and total shipments of 943.3 MW, including 794.6 MW of external shipments and 148.7 MW of internal shipments, in the second quarter of 2014. The sequential and year-over-year increases in revenues and shipments were largely driven by growing demand from China, the U.S. and emerging markets, which helped to offset a drop in shipments from Europe and Japan due to seasonally lower demand in the second quarter as a result of the effectiveness of new feed-in-tariffs.

Gross Profit and Margin

Gross profit was $144.9 million, compared with $100.3 million in the first quarter of 2015 and $80.2 million in the second quarter of 2014. Gross margin was 20.0%, compared with 18.0% in the first quarter of 2015 and 15.4% in the second quarter of 2014. The sequential increase in gross margin was mainly due to a reduction in cost per watt as a result of greater economies of scale and improvements in the efficiency of our operations, which drives down both material and labor costs on per watt basis. The year-over-year increase in gross margin was primarily because the annual decline in our cost per watt was greater than the decrease in the Company’s ASP.

Operating Expense, Income and Margin

Operating expenses were $84.2 million, an increase of 18.3% sequentially and 30.4% year-over-year. The sequential increase was primarily due to an increase in selling expenses, particularly higher shipping expenses resulting from higher shipment volumes. The Company’s operating expenses represented 11.6% of its second quarter net revenues, a decrease from 12.8% in the first quarter of 2015 and a decrease from 12.4% in the second quarter of 2014. Operating expenses included a reversal of accounts receivable provision of $3.1 million in the second quarter of 2015, compared with a reversal of accounts receivable provisions of $0.06 million in the first quarter of 2015.

As a result, operating income was $60.7 million, compared with $29.2 million in the first quarter of 2015 and $15.7 million in the second quarter of 2014. Operating margin was 8.4%, compared with 5.2% in the first quarter of 2015 and 3.0% in the second quarter of 2014.

Net Interest Expense

Net interest expense was $12.4 million, compared with $10.7 million in the first quarter of 2015 and $8.1 million in the second quarter of 2014.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange gain of $5.1 million, which included a loss on change in fair value of foreign exchange derivative instruments of $0.9 million. This compares with a net loss of $1.7 million in the first quarter of 2015 and a gain of $3.3 million in the second quarter of 2014.

Income Tax Expense

Income tax expense was $11.8 million, compared with income tax expense of $3.2 million in the first quarter of 2015 and income tax expense of $2.2 million in the second quarter of 2014. The quarter-over-quarter increase is primarily a result of our subsidiary companies, both in China and overseas, generating greater profit as the industry and our business continue to grow.

Net Income and Earnings per ADS

Net income was $43.1 million, compared with $15.7 million in the first quarter of 2015 and $10.3 million in the second quarter of 2014.

Net margin was 6.0%, compared with 2.8% in the first quarter of 2015 and 2.0% in the second quarter of 2014.

Net income attributable to ordinary shareholders of Trina Solar was $40.9 million, compared with $13.9 million in the first quarter of 2015 and $10.7 million in the second quarter of 2014.

Earnings per fully diluted ADS were $0.42, compared with $0.16 in the first quarter of 2015 and $0.14 in the second quarter of 2014.

Financial Condition

As of June 30, 2015, the Company had $616.3 million in cash and cash equivalents and restricted cash. Total bank borrowings were $1,019.1 million, of which $924.2 million consisted of short-term borrowings and the current portion of long-term borrowings.

Shareholders’ equity was $1,031.6 million as of June 30, 2015, an increase from $988.4 million at the end of the first quarter of 2015.

Operations and Business Updates

Manufacturing Capacity

As of June 30, 2015, the Company had annualized in-house manufacturing capacities:

•                  ingot production capacity of approximately 2.3 GW;

•                  wafer capacity of approximately 1.8 GW;

•                  PV cell capacity of approximately 3.2 GW; and

•                  PV module capacity of approximately 4.4 GW.

Solar Power Project Development

In the second quarter of 2015, the Company connected to the grid a total of 121.3 MW PV power projects, including 31.3 MW DG projects and 90 MW utility projects in China, compared to the Company’s guidance of 65 MW to 70 MW. The 90 MW utility PV power projects consist of a 70 MW project in Yunnan, which is a portion of a total 300 MW project, and another 20 MW project in Xinjiang. The 31.3 MW of DG projects consist of 13.7 MW in Shandong, 14.5 MW in Zhejiang and 3.1 MW in Shanghai.

In addition, the Company connected to the grid a total of 53.9 MW utility and DG projects in the third quarter by August 18, 2015.

In the UK, the Company sold a 50.0 MW solar power plant in Norfolk, UK, to Bluefield Solar Income Fund Limited. A majority of the revenue from this sale was recognized in the second quarter of 2015, and the remaining GBP 3 million will be recognized when certain conditions are met, in accordance with the relevant share purchase agreement.

As of June 30, 2015 the Company has a total of 358.5 MW downstream operating assets that are generating electricity power, including 336.3 MW in China, 4.2 MW in the U.S., and 18.0 MW in Europe. The 336.3 MW projects in China consist of 300.0 MW utility projects and 36.3 MW DG projects.

Third Quarter and Fiscal Year 2015 Guidance

Third Quarter of 2015 Guidance

The Company expects to ship between 1,450 MW and 1,500 MW of PV modules, of which 170 MW to 190 MW will be shipped to the Company’s downstream PV projects, for which revenues will not be recognized. In addition, the Company might purchase modules from third party suppliers to meet the module requirement for the downstream projects. The Company expects to connect 180 MW to 200 MW of PV projects to the grid in the third quarter of 2015.

Fiscal Year 2015 Guidance

2015 Manufacturing Capacity

The Company expects to achieve the following in-house annualized capacities by the end of 2015:

•                  ingot production capacity of approximately 2.5 GW, from original guidance of 2.2 GW;

•                  wafer capacity of approximately 1.8 GW, from original guidance of 1.7 GW;

•                  PV cell capacity of approximately 3.5 GW; and

•                  PV module capacity of approximately 4.8 GW.

The capacity increase for ingots and wafers are largely driven by upgrades of our existing equipment and technology advancements.

The Company raises its full-year guidance of total PV module shipments to between 4.9 GW to 5.1 GW, from original guidance of 4.4 GW to 4.6 GW, of which 700 MW to 800MW will be shipped to the Company’s downstream projects. The total shipment volume represents an increase of 33.9% to 39.3% from 2014.

The Company reiterates its full-year guidance to connect to the grid between 700 MW and 750 MW of downstream PV power projects across the world, including 30% to 40% of all DG projects in China.

Conference Call

The Company will host a conference call at 8:00 a.m. U.S. EDT on August 18th, 2015 (8:00 p.m. Beijing /Hong Kong, August 18th, 2015), to discuss results for the second quarter of 2015.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 9275 0566.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on August 18th, 2015 through 11:59 p.m. Eastern Time on August 31st, 2015. To access the replay, please dial +1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 9275 0566.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook;  the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp Phone: +1 480 614 3014 (US)
Email: teresa.tan@trinasolar.com	Email: lbergkamp@ChristensenIR.com

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,
	2015	2015	2014

Net revenues	$722,942	$558,089	$519,425
Cost of revenues	578,082	457,768	439,190
Gross profit	144,860	100,321	80,235
Operating expenses
Selling expenses	43,715	35,780	34,275
General and administrative expenses	32,450	27,708	25,116
Research and development expenses	8,012	7,679	5,145
Total operating expenses	84,177	71,167	64,536
Operating income	60,683	29,154	15,699
Foreign exchange gain (loss)	6,000	(6,961)	2,166
Interest expenses	(13,036)	(11,363)	(8,770)
Interest income	668	642	664
Gain (loss) on change in fair value of derivative	(925)	5,250	1,168
Other income, net	1,416	2,166	1,545
Income before income taxes	54,806	18,888	12,472
Income tax expense	(11,755)	(3,222)	(2,168)
Net income	43,051	15,666	10,304
(Income)/Loss attributable to the noncontrolling interests	(2,140)	(1,753)	424
Net income attributable to Trina Solar Limited	$40,911	$13,913	$10,728

Earnings per ADS*
Basic	$0.48	$0.17	$0.15
Diluted	$0.42	$0.16	$0.14
Weighted average ADS outstanding*
Basic	84,459,232	84,296,573	73,361,347
Diluted	105,239,740	97,161,189	76,707,976

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,
	2015	2015	2014
Net income	$43,051	$15,666	$10,304
Other comprehensive income (loss):
Foreign currency translation adjustments	699	(150)	(746)
Comprehensive income	43,750	15,516	9,558
Comprehensive (income)/ loss attributable to non-controlling interests	(2,279)	(1,515)	421
Comprehensive income attributable to Trina Solar Limited	$41,471	$14,001	$9,979

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Jun. 30,	As of Mar. 31,	As of Jun. 30,
	2015	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$456,537	$516,026	$452,156
Restricted cash	159,714	166,857	110,517
Inventories	351,784	342,699	451,218
Build-to-sell project assets	24,787	80,916	47,164
Accounts receivable, net	633,262	568,380	457,812
Current portion of advances to suppliers, net	55,064	42,239	58,771
Prepaid expenses and other current assets, net	160,936	136,302	132,985
Total current assets	1,842,084	1,853,419	1,710,623
Property, plant and equipment, net	1,544,567	1,304,223	1,019,506
(including build-to-own project assets of $687,879, $457,452 and $170,277 as of each period-end, respectively)
Build-to-sell project assets	—	—	1,980
Prepaid land use rights, net	52,660	52,595	48,532
Advances to suppliers, net of current portion	14,222	15,730	35,041
Investment in equity affiliates	26,318	25,835	11,620
Deferred income tax assets, net	29,965	30,619	47,188
Other noncurrent assets	81,844	55,956	5,645
TOTAL ASSETS	$3,591,660	$3,338,377	$2,880,135

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$924,229	$883,823	$669,472
Accounts payable	800,981	714,623	728,730
Accrued expenses and other current liabilities	262,879	261,161	161,517
Total current liabilities	1,988,089	1,859,607	1,559,719
Long-term bank borrowings, excluding current portion	94,826	28,378	105,223
Convertible senior notes	287,500	287,500	172,500
Accrued warranty costs	115,195	109,102	89,977
Other noncurrent liabilities	41,620	35,687	20,201
Total liabilities	2,527,230	2,320,274	1,947,620

Ordinary shares	43	43	41
Additional paid-in capital	755,668	753,892	719,814
Retained earnings	257,531	216,620	180,605
Accumulated other comprehensive income	18,358	17,799	12,440
Total Trina Solar Limited shareholders' equity	1,031,600	988,354	912,900
Non-controlling interests	32,830	29,749	19,615
Total equity	1,064,430	1,018,103	932,515
TOTAL LIABILITIES AND EQUITY	$3,591,660	$3,338,377	$2,880,135